2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING CLOSES TRANSACTION WITH
SILVERSTONE RESOURCES CORP.

October 1, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that the Company has closed its agreement with Silverstone Resources Corp. ("Silverstone") (TSX.V: SST), announced on June 6, 2007, to deliver its silver production from the Neves-Corvo and Aljustrel mines to Silverstone. The agreement has been approved by regulatory authorities.

Under the agreement, Lundin Mining will receive an up front cash payment from Silverstone of US $42.5 million, together with 19,656,250 Silverstone common shares. The Silverstone common shares issued to Lundin Mining will be subject to a four-month hold period. Lundin Mining will also receive cash payments upon delivery of its silver production to Silverstone in an amount equal to the lesser of (a) US$3.90 per ounce of silver (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) and (b) the then prevailing market price per ounce of silver.

The Neves-Corvo mine, located in southern Portugal, annually produces approximately 0.5 million ounces of silver contained in copper concentrate. The Aljustrel mine, which is scheduled to begin production in the fourth quarter 2007, is expected to produce approximately 1.2 million ounces of silver in lead concentrate, on an annual basis, by 2009 when it reaches capacity.

João Carrêlo, Executive Vice President and COO of Lundin Mining, commented, "The closing of the agreement to sell our silver production to Silverstone, which is a by-product for Lundin Mining, will allow us to focus on and develop our core metals. The Company is currently investigating several opportunities to increase production through organic growth at both of our operations in Portugal. At Neves-Corvo, the life of mine business plan is being reviewed with the aim of optimizing the exploitation of its substantial copper and zinc resources by increasing future metal production at the mine. As the Aljustrel mine prepares to commence production in late 2007, management is considering alternatives that would significantly augment production by including additional resources into the mine plan".

About Silverstone

Silverstone is a silver mining company with 100% of its revenue from silver production. Silverstone expects to have 2007 silver sales of approximately 1.0 million ounces, increasing to 3 million ounces by late 2009. More information is available at: www.silverstonecorp.com.

Lundin Mining Corporation
News Release

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns five operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. A sixth mine, the Aljustrel mine is Portugal, is under development and will be brought into production in the fourth quarter 2007. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the DRC, which is expected to commence production in the final quarter of 2008, and the Ozernoe zinc project in Russia.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.